SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            HINES HORTICULTURE, INC.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    433245107
                                    ---------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule  13-d-1(b)
[ ]     Rule  13-d-1(c)
[X]     Rule  13-d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  Number  ___________              13G                          Page 2 of 4

(1)     NAME  OF  REPORTING  PERSON  AND IRS IDENTIFICATION NO. OF ABOVE PERSON:
        CALIFORNIA  STATE  TEACHERS'  RETIREMENT  SYSTEM

(2)     CHECK  THE  APPROPRIATE  BOX  IF  A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)    [ ]
                                                                      (b)    [ ]

(3)     SEC  USE  ONLY

(4)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        CALIFORNIA  GOVERNMENT  PENSION  PLAN

Number     (5)     SOLE  VOTING  POWER
of                 (See  Item  4)
Shares
Bene-
ficially   (6)     SHARED  VOTING  POWER
Owned              (See  Item  4)     2,520,598
by
Each
Report-    (7)     SOLE  DISPOSITIVE  POWER
ing                (See  Item  4)
Person
With:
           (8)     SHARED  DISPOSITIVE  POWER
                   (See  Item  4)     2,520,598

(9)     Aggregate  Amount  Owned  by  Each  Reporting  Person
               (See  Item  4)     2,520,598

(10)     CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9) EXCLUDES CERTAIN SHARES
        (See  Instructions)                                                 [  ]

(11)     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IF  ROW  (9)

         11.4%

(12)     TYPE  OF  REPORTING  PERSON  (See  Instructions)
         EP

CUSIP  Number  ___________              13G                          Page 3 of 4

ITEM  1(a).     NAME  OF  ISSUER:  Hines  Horticulture  Inc.

ITEM  1(b).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:
                12621  Jeffrey  Rd.
                Irvine,  CA  92620

ITEM  2(a).     NAME  OF  PERSONS  FILING:
                California  State  Teachers'  Retirement  System  ("Cal  STRS")

ITEM  2(b).     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE, RESIDENCE:
                7667  Folsom  Blvd.,  Suite  250  MS  04
                Sacramento,  CA  95826

ITEM  2(c).     CITIZENSHIP:
                Governmental  Employee  Benefit  Plan

ITEM  2(d).     TITLE  OF  CLASS  OF  SECUTITIES:
                Common  Stock,  $.01  Par  Value  ("Common  Stock")

ITEM  2(e).     CUSIP  NO.:
                433245107

ITEM  3.     IF  THIS  STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)
             OR  (C),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:
             Not applicable. This schedule is not being filed pursuant to Rule 13d-1 (b) or Rule 13d-2 (b).

ITEM  4.     OWNERSHIP:
             As of 12/31/1998 Cal STRS is the owner of 2,520,598 shares of common stock and may direct the vote and disposition of said shares. b.) Percent of Class: 11.4% based on 22,072,549 shares of common stock reported to be outstanding in the quarterly report of Hines Horticulture Inc. for the quarter ending September 30, 1998, as adjusted pursuant to Rule 13d-3(d)(1). c). Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 0 shares. (ii) shared power to vote or to direct the vote:
             2,520,598 (iii) sole power to dispose or to direct the disposition of: 0 shares. (iv) shared power to dispose or to direct the disposition of: 2,520,598 shares.

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS:
             If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].
             Not  Applicable

CUSIP  Number  ___________              13G                          Page 4 of 4


ITEM  6.     OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             Not  Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
             Not  Applicable

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP:
             Not  Applicable

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP:
             Not  Applicable

ITEM  10.    CERTIFICATION:
             Not Applicable.  This statement is not filed pursuant to Rule 13d-1
             (b)  or  Rule  13d-1  (c).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March  10,  1999

       California  State  Teachers'  Retirement  System
       By:  California  State  Teachers'  Retirement  System

           By: /s/ Richard Rose
               ---------------------
               Name: Richard Rose
               Title: Investment Officer